Exhibit 99.1

Engine Gaming & Media, Inc. Reports Fiscal Fourth Quarter and Full Year 2022 Financial Results

~ FY 2022 record revenue of $41.9 million, up from $33.3 million YoY, an increase of 26% ~

~ Fiscal fourth quarter revenues of $11.5 million, up 24% on a sequential basis compared to the fiscal third quarter of 2022 ~

~ FY 2022 net loss improved $26.2 million to $14.5 million YoY, compared to a net loss of $40.7 million ~

NEW YORK, November 29, 2022 — Engine Gaming and Media, Inc. (“Engine” or the “Company”; NASDAQ: GAME; TSX-V: GAME), a data-driven, gaming, media and influencer marketing platform company, today announced results for its fiscal fourth quarter and full year 2022 ended August 31, 2022. All amounts are stated in U.S. dollars unless otherwise indicated.

Financial Highlights:

●	Total revenue for the full year 2022 increased 25.6% to $41.9 million, compared to $33.3 million in the year prior.
●	For the fiscal fourth quarter of 2022, revenues were $11.5 million, up 24.4% on a sequential basis when compared to $9.2 million in the fiscal third quarter of 2022.
●	Growth in the Company’s Advertising business in which revenues increased 28.6% to $32.7 million for the full year 2022, compared to $25.4 million in the year prior.
●	Continued growth in the Company’s SaaS business of 15.9% for the full year 2022 to $9.2 million.
●	Significant improvement in Adjusted EBITDA, inclusive of discontinued operations of 23.3% sequentially.
●	For the full year net loss improved significantly to $14.5 million, an increase of $26.2 million, compared to a net loss of $40.7 million.

Management Commentary

“Both the fiscal fourth quarter and full year were highlighted by the top-line growth in our advertising business delivering revenue of $32.7 million for the full year, up 29% while generating $9.0 million during the fiscal fourth quarter, an increase of 29% sequentially. In addition, significant growth in our SaaS business contributed $9.2 million to full year 2022 revenues, an increase of 16%.” said Lou Schwartz, Chief Executive Officer of Engine. “Our cost cutting initiatives are most evident in our Adjusted EBITDA inclusive of our discontinued operations of $(4.3) million, an improvement of 23% on a sequential basis. These cost cutting initiatives will become more evident in our fiscal first quarter 2023 as we work towards becoming cash flow breakeven on a run-rate basis in fiscal 2023.”

Tom Rogers, Executive Chairman of the Company added, “As previously announced, we commenced a process to explore and evaluate strategic options to enhance shareholder value. With a large number of small cap companies in similar situations to our own we feel there is a lot of opportunity to create greater scale and believe we have made a lot of progress on this initiative. We continue to narrow our focus and we are confident that our efforts will result in a significant opportunity for the company to deliver on our stated goals in initiating this process.”

Fiscal Fourth Quarter and Full Year 2022 Financial Results

Total revenue in the fiscal fourth quarter of 2022 was $11.5 million, an increase of 24.4% when compared to $9.2 million in the fiscal third quarter of 2022. Sequential growth from the third quarter was particularly apparent. The increase was primarily driven by a 29.2% sequential increase in Advertising revenue to $9.0 million from $7.0 million from the fiscal third quarter of 2022, as well as a 9.4% increase in Software-as-a-Service (SaaS) revenue to $2.4 million sequentially from $2.2 million in the fiscal third quarter of 2022.

For the full year ended August 31, 2022, net loss improved significantly to $14.5 million, or $(0.93) per basic and diluted share, compared to a net loss of $40.7 million, or $(3.43) per basic and diluted share, in the same year-ago period.

Including discontinued operations, Adjusted EBITDA improved 23.3% in the fiscal fourth quarter of 2022 to $(4.3) million when compared to $(5.7) million in the fiscal third quarter of 2022. For the full year ended August 31, 2022, Adjusted EBITDA was $(20.2) million, compared to $(18.5) million in the same year-ago period.

Exclusive of discontinued operations, Adjusted EBITDA was $(4.0) million for the fiscal fourth quarter, an improvement of 2.2% when compared to $(4.1) million in the fiscal third quarter. The fiscal fourth quarter of 2022 included approximately $400,000 of additional expense related to accounting charge estimates to certain financial assets and liabilities, with comparable charges not taken in prior periods noted above. Removing these charges from the fiscal fourth quarter of 2022, results in a 12% sequential improvement, better highlighting the initial progress the Company has made in our quarter over quarter improvement in Adjusted EBITDA. For the full year ended August 31, 2022, Adjusted EBITDA was $(16.1) million compared to $(11.6) million in the full year ended August 31, 2021.

At August 31, 2022, the Company had cash of $8.6 million.

Recent Operational Highlights:

●	Stream Hatchet signed contract extensions with Microsoft, Activision, and Ubisoft, while expanding its list of clients with the addition of Monumental Sports, PUBG, FIFA, Logitech, NVIDIA, and Octagon.
●	Sideqik added FoodPanda, Blizzard, Fanatics, and BenQ to its growing list of blue-chip companies levering their end-to-end suite of influencer marketing and social commerce technology. Renewals and extensions include Nike, Universal Music Group, Virgin Voyages, and Riot Games.
●	Frankly signed new contracts with Barret-Jackson, FilmFeed, Scioto Valley Guardian, and Aggregated Media.

FY Q4 and Full Year 2022 Earnings Conference Call

Management will host an investor conference call at 4:30 p.m. EDT (1:30 p.m. PDT) today, Tuesday, November 29, 2022, to discuss Engine Gaming and Media, Inc.’s fiscal fourth quarter 2022 financial results, provide a corporate update, and conclude with a Q&A from participants. To participate, please use the following information:

Date:	Tuesday, November 29, 2022
Time:	4:30 p.m. EDT (1:30 p.m. PDT)
Dial-in:	1-877-407-0784
International Dial-in:	1-201-689-8560
Conference Code:	13733976
Webcast:	GAME Conference Call

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

Non-IFRS Measures

The Company reports earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA, which are not financial measures calculated and presented in accordance with International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other issuers. EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute to net income (loss) or any other financial measures of performance or liquidity calculated and presented in accordance with IFRS. The Company defines Adjusted EBITDA as EBITDA, adjusted to exclude certain non-cash charges and other items that we do not believe are reflective of our ongoing operating results. The Company utilizes Adjusted EBITDA internally for purposes of forecasting, determining compensation, and assessing the performance of our business, therefore, we believe this measure provides useful supplemental information that may assist investors in assessing an investment in the Company.

The following unaudited table presents the reconciliation of net loss to Adjusted EBITDA for the three months and year ended August 31, 2022, and 2021, respectively.

		For the three months ended		For the year ended
	Note	August 31, 2022	August 31, 2021	August 31, 2022	August 31, 2021
		$	$	$	$

Net income (loss) attributable to owners of the Company		(15,214,208)	(14,946,165)	(14,478,598)	(40,720,811)
Interest expense		151,331	197,729	729,848	1,274,998
Income tax expense		-	-	-	-
Amortization and depreciation	(a)	313,394	296,979	1,242,383	1,112,863
Impairment expense	(a)	3,873,000	-	3,873,000	-
Restructuring costs		142,205	-	177,952	-
Share-based payments	(a)	1,110,357	1,242,913	4,688,218	3,702,754
Loss on foreign exchange		303,710	97,408	400,521	1,090,944
Loss on extinguishment of debt	(a)	-	-	-	2,428,900
Gain on retained interest in former associate	(a)	-	-	-	(99,961)
Transaction costs		22,854	341,702	1,327,990	341,702
Arbitration settlement reserve	(a)	(206,956)	6,468,330	(5,775,717)	6,468,330
Change in fair value of investment at FVTPL	(a)	873,778	(581,812)	873,778	(581,812)
Change in fair value of warrant liability	(a)	(81,310)	(1,965,590)	(4,748,893)	(9,037,108)
Change in fair value of convertible debt	(a)	(240,986)	(1,105,939)	(2,388,120)	6,066,594
Share of net loss of associate	(a)	-	-	-	103,930
(Gain) loss on disposal of subsidiary	(a)	194,268	-	(14,934,149)	678,931
(Gain) loss on disposal of asssets	(a)	(257,550)	-	(257,550)	-
(Gain) loss from discontinued operations		4,971,125	7,325,801	13,203,474	15,564,168
Adjusted EBITDA		(4,044,988)	(2,628,644)	(16,065,863)	(11,605,578)

Note (a) – Non-cash expense

The following unaudited table presents the reconciliation of net loss to Adjusted EBITDA, inclusive of discontinued operations, for the three months and year ended August 31, 2022, and 2021, respectively.

		For the three months ended		For the year ended
	Note	August 31, 2022	August 31, 2021	August 31, 2022	August 31, 2021
		$	$	$	$

Net income (loss) attributable to owners of the Company		(15,214,208)	(14,946,165)	(14,478,598)	(40,720,811)
Interest expense		155,057	221,333	817,710	1,400,293
Income tax expense		-	-	-	-
Amortization and depreciation	(a)	796,346	952,555	3,690,939	5,092,432
Impairment expense	(a)	9,038,806	3,885,001	9,515,210	3,885,001
Restructuring costs		359,211	-	485,497	-
Share-based payments	(a)	1,110,357	1,243,961	4,688,125	3,702,705
Loss on foreign exchange		285,137	112,057	464,499	970,870
Loss on extinguishment of debt	(a)	-	-	-	2,428,900
Gain on retained interest in former associate	(a)	-	-	-	(99,961)
Transaction costs		22,854	341,702	1,327,990	341,702
Non-operational professional fees		1,162	846,475	1,613,831	846,475
Arbitration settlement reserve	(a)	(206,956)	6,468,330	(5,775,717)	6,468,330
Change in fair value of investment at FVTPL	(a)	873,778	(581,812)	873,778	(581,812)
Change in fair value of warrant liability	(a)	(81,310)	(1,965,590)	(4,748,893)	(9,037,108)
Change in fair value of convertible debt	(a)	(240,986)	(1,105,939)	(2,388,120)	6,066,594
Share of net loss of associate	(a)	-	-	-	103,930
(Gain) loss on disposal of subsidiary	(a)	194,268	-	(14,934,149)	678,931
(Gain) loss on disposal of asssets	(a)	(257,550)	-	(257,550)	-
(Gain) loss from extinguishment of liabilities	(a)	(1,105,023)	-	(1,105,023)	-
Adjusted EBITDA		(4,269,057)	(4,528,092)	(20,210,471)	(18,453,529)

Note (a) – Non-cash expense

This earnings release should be read in conjunction with the Company’s Interim Condensed Consolidated Financial Statements and accompanying notes that will be made available on Engine’s investor relations site on November 29, 2022 which can be found at https://ir.enginemediainc.com/.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. (NASDAQ:GAME)(TSXV:GAME) provides unparalleled live streaming data and social analytics, influencer relationship management and monetization, and programmatic advertising to support the world’s largest video gaming companies, brand marketers, ecommerce companies, media publishers and agencies to drive new streams of revenue. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; and Frankly Media, a digital publishing platform used to create, distribute, and monetize content across all digital channels. Engine generates revenue through a combination of software-as-a-service subscription fees, managed services, and programmatic advertising. For more information, please visit www.enginegaming.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Company Contact:

Lou Schwartz

647-725-7765

Investor Relations Contact:

Shannon Devine

MZ North America

Main: 203-741-8811

GAME@mzgroup.us

Engine Gaming & Media, Inc.

Consolidated Balance Sheets

	August 31, 2022	August 31, 2021
	$	$

ASSETS
Current
Cash	8,601,706	15,305,996
Restricted cash	47,455	331,528
Accounts and other receivables	8,404,009	8,646,807
Government remittances	874,334	1,070,216
Publisher advance, current	1,490,648	3,197,102
Prepaid expenses and other	2,064,221	3,006,033
Promissory notes receivable	576,528	-
	22,058,901	31,557,682
Non-Current
Publisher advance, non-current	-	1,337,116
Investment at FVTPL	2,629,851	2,629,851
Property and equipment	127,390	403,811
Goodwill	15,200,188	18,495,121
Intangible assets	2,667,363	12,482,244
Right-of-use assets	11,115	557,022
	20,635,907	35,905,165
	42,694,808	67,462,847

	August 31, 2022	August 31, 2021
	$	$
LIABILITIES
Current
Accounts payable	12,772,375	10,403,665
Accrued liabilities	3,756,758	5,722,470
Players liability account	47,455	331,528
Deferred revenue	1,077,923	2,644,948
Lease liabilities, current	388,834	222,583
Long-term debt, current	-	96,664
Promissory notes payable	771,762	821,948
Warrant liability	49,894	4,868,703
Convertible debt, current	2,267,367	914,427
Arbitration reserve	692,613	6,468,330
	21,824,981	32,495,266

Convertible debt, non-current	4,983,236	9,037,069
Lease liabilities, non-current	-	364,968
	4,983,236	9,402,037
	26,808,217	41,897,303

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	124,897,859	122,741,230
Contributed surplus	20,351,522	17,819,933
Foreign currency translation reserve	(2,069,219)	(2,324,025)
Deficit	(127,293,571)	(112,814,973)
	15,886,591	25,422,165
Non-controlling interest	-	143,379
	15,886,591	25,565,544
	42,694,808	67,462,847

Engine Gaming & Media, Inc.

Consolidated Statements of Operations and Comprehensive Loss

	For the year ended
	August 31, 2022	August 31, 2021
	$	$
CONTINUING OPERATIONS
REVENUE
Software-as-a-service	9,220,069	7,952,426
Advertising	32,662,544	25,392,842
	41,882,613	33,345,268
EXPENSES
Salaries and wages	14,086,955	12,161,000
Consulting	2,253,836	2,223,147
Professional fees	1,920,663	1,771,190
Revenue sharing expense	30,090,316	22,853,680
Advertising and promotion	1,187,161	1,299,909
Office and general	5,282,145	2,406,678
Technology expenses	3,062,181	2,309,248
Amortization and depreciation	1,242,383	1,112,863
Share-based payments	4,688,218	3,702,754
Interest expense	729,848	1,274,998
(Gain) loss on foreign exchange	400,521	1,090,944
Loss on extinguishment of debt	-	2,428,900
Gain on retained interest in former associate	-	(99,961)
Transaction costs	1,327,990	341,702
Arbitration settlement reserve	(5,775,717)	6,468,330
Impairment expense	3,873,000	-
Restructuring costs	177,952	-
Change in fair value of promissory notes receivable and investment at FVTPL	873,778	(581,812)
Change in fair value of warrant liability	(4,748,893)	(9,037,108)
Change in fair value of convertible debt	(2,388,120)	6,066,594
	58,284,217	57,793,056
ASSOCIATES
Share of net loss of associate	-	103,930
Net income (loss) for the year before discontinued operations	(16,401,604)	(24,551,718)
Income tax expense	-	-
	(16,401,604)	(24,551,718)
DISCONTINUED OPERATIONS
Gain (loss) on disposal of subsidiary	14,934,149	(678,931)
Gain on disposal of asssets	257,550	-
Loss from discontinued operations	(13,203,474)	(15,564,168)
Net income (loss) for the year from discontinued operations	1,988,225	(16,243,099)
Net loss for the year	(14,413,379)	(40,794,817)

Net income (loss) attributable to non-controlling interest	(65,219)	74,006
Net loss attributable to owners of the Company	(14,478,598)	(40,720,811)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences	393,928	10,250
Comprehensive loss for the year	(14,084,670)	(40,710,561)
INCOME (LOSS) PER SHARE
Basic loss per share - continuing operations	(1.05)	(2.06)
Basic income (loss) per share - discontinued operations	0.13	(1.37)
Basic and diluted loss per share	(0.93)	(3.43)
Weighted average number of shares outstanding - Basic	15,637,418	11,874,775